FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of June, 2002

Minefinders Corporation Ltd.
(Translation of registrant's name into English)

Suite 1820, 701 West Georgia Street, Vancouver, B.C. V7Y 1C6, Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X   Form 40-F ________

Please note that pursuant to Rule 12g3-2(d)(1), this registrant, being registered under Section 12, is not eligible for exemption under Rule 12g3-2(b). Accordingly, the following two questions are not relevant to this registrant and are therefore left blank.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____________   No ____________

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-____________.

CRGH

NEWS RELEASE TRANSMITTED BY CCNMATTHEWS

FOR: MINEFINDERS CORPORATION LTD.

TSX SYMBOL: MFL
OTC Bulletin Board SYMBOL: MNEFF

June 25, 2002

Minefinders Corporation Ltd.: Dolores Drilling and Resource Audit Commences

VANCOUVER, BRITISH COLUMBIA--Minefinders Corporation Ltd. (the "Company") (TSX: MFL; NASD OTCBB: MNEFF), Mark H. Bailey, President and CEO reports that the company has retained the engineering firm of Pincock, Allen and Holt ("PAH") to complete an independent audit of the Company's Dolores gold and silver resource. The current Dolores resource is based upon results from 245 drill holes totaling more than 53,900 meters. Dolores, 100% owned by the Company, is located in the state of Chihuahua, Mexico.

This audit is the first step leading to preparation of a final feasibility study. Data from the twenty-five thousand meter drill program, now underway, will be incorporated into a new resource calculation, which the Company believes will substantially increase the measured, indicated and total resource of the deposit. The final feasibility study will incorporate this new resource model and include detailed mine design, engineering, processing, production scheduling, capital and operating costs, and will be of a quality and content generally accepted by banking and financial institutions. Completion of a positive bankable feasibility would then allow for mine development to proceed through standard financing arrangements with qualified institutions.

The current calculated resource estimate for Dolores is 115.6 million tonnes containing 161.0 million ounces of silver and 2.77 million ounces of gold as reported in the news release dated April 15, 2002. Additional information concerning the project is available at: http://www.minefinders.com.

Exploration Update

The company has contracted two core rigs and one reverse-circulation drill rig for the ongoing drill program. A third core rig is anticipated for delivery in early July. Four reverse-circulation infill holes totaling 3,015 feet (914 meters) have been drilled on the south flank of the central dome. Two deep core holes, designed to test mineralization beneath the area of the planned open-pit, total 1,140 meters (400 meters and 740 meters respectively). Samples are being split and will be transported by Chemex/Bondar Clegg Labs for assay preparation at their Hermosillo facility. Results will be reported when available.

On Behalf of the Board of Directors

Minefinders Corporation Ltd.

Mark H. Bailey, President and Chief Executive Officer

Safe Harbor Statement under the United States Private Securities Litigation Act of 1995: Statements in this release that are forward-looking are subject to various risks and uncertainties concerning the specific factors identified above and in the corporation's periodic filings with the Ontario Securities Commission and the U.S. Securities Exchange Commission. Such information contained herein represents management's best judgement as of the date hereof based on information currently available. The corporation does not intend to update this information and disclaims any legal liability to the contrary.

-30-

FOR FURTHER INFORMATION PLEASE CONTACT:

Minefinders Corporation Ltd.
Mark H. Bailey
President and Chief Executive Officer
(604) 687-6263
(604) 687-6267 (FAX)
Website: www.minefinders.com

INDUSTRY: MNG
SUBJECT: DRM

-0-

May 31, 2002

This is my confirmation of mailing Policy 41 Supplemental Card Shareholders Minefinders' 1st quarter report on May 30, 2002.

Sincerely,

Ms. Laney Stolle

Minefinders Corporation Ltd.

(An Exploration Stage Company)
Consolidated Balance Sheets
Expressed in Canadian Dollars

	March 31, 2002	December 31, 2001
Assets	(Unaudited)	(Audited)
Current		
Cash	$ 991,642	$ 475,136
Receivables	155,133	133,651
Prepaid expenses	89,240	40,838
	1,236,015	649,625
Mineral properties and *deferred exploration costs* (Note 4)	30,355,154	30,110,724
Capital assets, net of accumulated amortization of $281,972 (2001- $277,640)	78,709	74,660
	$ 31,669,878	$ 30,835,009
Liabilities and Shareholders' Equity		
Liabilities		
Current:		
Accounts payable and accrued liabilities	$ 260,187	$ 115,107
Shareholders' Equity		
Capital stock (Note 5)	43,034,292	42,013,404
Deficit	(11,624,601)	(11,293,502)
	31,409,691	30,719,902
	$ 31,669,878	$ 30,835,009

The accompanying notes are an integral part of these consolidated financial statements

Approved by the Board of Directors:

"Paul C.MacNeill"

Paul MacNiell, Director

"Mark H. Bailey"

Mark H. Bailey, Director

Minefinders Corporation Ltd.

(An Exploration Stage Company)
Consolidated Statements of Loss and Deficit
Expressed in Canadian Dollars
For the Three Months Ended March 31
(Unaudited)

	2002	2001
Administrative Costs		
Accounting and auditing	$ 21,775	$ 12,591
Amortization	784	313
Consulting fees	42,086	36,094
Corporate relations	56,347	16,165
Legal	58,176	63,590
Office services and expenses	42,843	22,649
Shareholder reports and filing fees	10,680	19,740
Transfer agent fees	8,629	5,419
Travel	27,600	16,950
	268,920	193,511
Write-off of mineral properties and deferred exploration costs	51,071	5,865
Loss from operations	(319,991)	(199,376)
Other Items:		
Foreign exchange gain (loss)	(12,192)	16,654
Interest income	1,084	7,365
Net Loss for the period	(331,099)	(175,357)
Deficit, beginning of period	(11,293,502)	(10,011,038)
Deficit, end of period	$ (11,624,601)	$ (10,186,395)
Loss per share – basic and diluted	$ .02	$ .01
Weighted Average Shares Outstanding	19,209,721	16,547,997

The accompanying notes are an integral part of these consolidated financial statements

Minefinders Corporation Ltd.

(An Exploration Stage Company)
Consolidated Statements of Cash Flows
Expressed in Canadian Dollars
For the Three Months Ended March 31
(Unaudited)

	2002	2001
Cash flows from operating activities		
Net loss for the period	$ (331,099)	$ (175,357)
Items not involving cash		
Amortization	784	313
Write off of mineral properties and deferred exploration costs	51,071	5,865
Net change in non-cash working capital balances		
Receivables	(21,482)	31,303
Prepaid expenses	(48,402)	(3,861)
Accounts payable and accrued liabilities	145,080	(135,534)
	(204,048)	(277,271)
Cash flows from investing activities		
Mineral properties and exploration costs	(291,399)	(346,887)
Purchase of capital assets	(8,935)	(1,206)
	(300,334)	(348,093)
Cash flows from financing activities		
Net proceeds on issuance of common shares	1,020,888	1,421,700
Stock subscriptions received	-	(1,119,520)
	1,020,888	302,180
Increase (Decrease) in cash for the period	516,506	(323,184)
Cash, beginning of period	475,136	964,191
Cash, end of period	$ 991,642	$ 641,007

The accompanying notes are an integral part of these consolidated financial statements

Minefinders Corporation Ltd.

(An Exploration Stage Company)
Consolidated Statements of Mineral Properties
and Deferred Exploration Costs
Expressed in Canadian Dollars
For the Three Months Ended March 31
(Unaudited)

	2002	2001
Mineral Properties	$ 66,478	$ 39,242
Exploration Costs		
Assaying	57,252	6,665
Amortization	4,102	5,735
Communication and delivery	14,294	7,533
Drilling and trenching	28,963	-
Engineering/pre-feasibility study	-	4,058
Geophysical surveying and mapping	13,808	4,412
Legal: mineral properties	8,567	7,717
Licences and recording fees	166,197	99,999
Road building	39,090	12,197
Supplies	18,383	6,025
Technical and professional services	225,971	145,048
Travel	24,710	14,122
	601,337	313,511
Mineral properties and deferred exploration costs		
costs during the period	667,815	352,753
Less: Due from joint venturer	(372,314)	-
	295,501	352,753
Balance, beginning of period	30,110,724	29,067,695
Less: Write-off of mineral properties and deferred exploration costs	(51,071)	(5,865)
Balance, end of period	$30,355,154	$ 29,414,583

The accompanying notes are an integral part of these consolidated financial statements.

1. Basis of Presentation

The consolidated financial statements included herein, presented in accordance with generally accepted accounting principles in Canada for interim financial statements and stated in Canadian dollars, have been prepared by the Company, without audit.

These consolidated interim financial statements do not include all the note disclosures required for annual financial statements and therefore they should be read in conjunction with the Company's audited consolidated financial statements for the year ended December 31, 2001.

These consolidated financial statements reflect all adjustments, consisting of normal recurring adjustments, which, in the opinion of management, are necessary for the fair presentation of the information contained therein.

2. Nature of Business

These accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of the assets and the satisfaction of liabilities and commitments in the normal course of business. The continuation of the Company and the recoverability of the amount shown for mineral properties and deferred exploration costs is dependent upon the continuing financial support of shareholders or other investors and obtaining long-term financing to complete exploration and development.

Subsequent to March 31, 2002, the Company received net proceeds of approximately $9.5 million from a private placement for additional exploration work.

3. Segmented Information

The Company has determined that it has one business segment, the exploration and development of mineral properties. The Company is in the exploration stage and, accordingly, has no reportable segment revenues or operating results for the three months ended March 31, 2002 and 2001.

Expressed in Canadian Dollars

3. Segmented Information (continuation)

The Company's mineral properties and deferred exploration costs are segmented geographically as follows:

	March 31, 2002	December 31, 2001
Mexico	$ 28,763,361	$ 28,542,568
United States	1,591,793	1,568,156
	$ 30,355,154	$ 30,110,724

Capital assets of the Company are segmented by geographical area as follows:

	March 31, 2002	December 31, 2001
Mexico	$ 31,950	$ 34,115
United States	27,858	28,739
Canada	18,901	11,806
	$ 78,709	$ 74,660

4. Mineral Properties and Deferred Exploration Costs

	Mineral Properties	Deferred Exploration Costs	March 31, 2002	December 31, 2001
Mexico				
Dolores Property	$10,509,917	$ 12,894,647	$23,404,564	$23,220,731
Northern Sonora	270,790	2,725,858	2,996,648	2,972,384
La Reserva/El Correo	77,960	1,708,377	1,786,337	1,757,805
Other	76,967	498,845	575,812	591,648
	10,935,634	17,827,727	28,763,361	28,542,568
United States				
Oro Blanco	101,419	493,435	594,854	594,854
Nevada Properties	268,841	728,098	996,939	973,302
	370,260	1,221,533	1,591,793	1,568,156
	$11,305,894	$19,049,260	$30,355,154	$30,110,724

Expressed in Canadian Dollars

5. Capital Stock

Authorized:

Unlimited common shares, no par value

Issued:

Common shares

	Issued	Amount
Balance, December 31, 2001	20,233,250	$ 42,013,404
Issued:		
Exercise of warrants	523,055	770,888
Exercise of stock options	175,000	250,000
Balance, March 31, 2002	20,931,305	$ 43,034,292

6. Related Party Transactions

Related party transactions not disclosed elsewhere in these consolidated financial statements are as follows:

a) A director and an officer charged the Company for administrative and geological services for $82,535 for the three months ended March 31, 2002 ($ 82,880 was paid for the same period in 2001).

b) Legal services are provided by a law firm in which one of the directors is a partner. The cost of these services was $34,060 for the three months ended March 31, 2002 ($ 23,900 was paid for the same period in 2001).

7. Stock Based Compensation

Effective January 1, 2002, the Company adopted the recommendations of CICA Handbook Section 3879, Stock based compensation and other stock-based payments. The Company's stock option plan does not qualify as direct awards of stock; as a result, the implementation of the section has no impact on the financial statements. The Company has chosen not to use the fair value method to account for stock-based employee compensation plans, but to disclose pro-forma information for options granted after January 1, 2002. The Company records no compensation expense when options are issued to employees.

There were no stock options granted during the period ended March 31, 2002.

Expressed in Canadian Dollars

8. Subsequent Events

In April 2002, 265,000 stock options were exercised at a weighted average price of $ 1.58 for gross proceeds of $ 418,050.

On April 18, 2002, 730,000 stock options were granted with exercise price of $3.30 per share and expiry date of April 18, 2007.

CHIN YEN LEE
Direct No. (604) 661-7536
Direct Fax No. (604) 661-1627
Email clee@campney.com
File No. 037798/70

June 3, 2002

Via Sedar

British Columbia Securities Commission
P.O. Pox 10142 Pacific Centre
701 West Georgia Street, 9th Floor
Vancouver, B.C.
V7Y 1L2

Alberta Securities Commission
21st Floor
10025 Jasper Avenue
Edmonton, Alberta
T5J 3Z5

Dear Sirs:

Re: Minefinders Corporation Ltd. (the "Company") – Filing of alternative form of AIF

Attached, for filing, is the Company's Annual Information Form (in the form of a U.S. Securities Exchange Commission Form 20F Annual Report) for the fiscal year ended December 31, 2001.

Yours truly,

CAMPNEY & MURPHY

Per:

"Chin Yen Lee"

Chin Yen Lee
Legal Assistant

Cyl/
Encl.

cc: Minefinders Corporation Ltd.
Attn: Mark H. Bailey (letter only)

::ODMA\PCDOCS\CMLAW\969972\1

ONTARIO
BRITISH COLUMBIA
ALBERTA
QUEBEC

B.C. FORM 53-901F (FORM 27)

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 75(2) OF THE SECURITIES ACT (ONTARIO), SECTION 85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA), SECTION 146(1) OF THE SECURITIES ACT (ALBERTA) AND SECTION 73 OF THE SECURITIES ACT (QUEBEC)

NOTE: *This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.*

Item 1. **Reporting Issuer**

State the full name and address of the principal office in Canada of the reporting issuer:

Minefinders Corporation Ltd.
1820-701 West Georgia Street
Vancouver, B.C.
V7Y 1C6

Item 2. **Date of Material Change**

May 31, 2002

Item 3. **Press Release**

State the date and place(s) of issuance of the press release.

The Press Release dated May 31, 2002 was forwarded to the Toronto Stock Exchange and disseminated via Canadian Corporate News.

A copy of the Press Release is attached as Schedule "A".

Item 4. **Summary of Material Change**

Provide a brief but accurate summary of the nature and substance of the material change.

The Company announced that feasibility drilling has commenced at its 100% owned Dolores property in Chihuahua, Mexico. Separately, geochemical results have also been received from the first nine drill holes on the Company's 100% owned El Malacate Project located in Sonora, Mexico.

Item 5. **Full Description of Material Change**

Supplement the summary required under item 4 with the disclosure which should be sufficiently complete to enable a reader to appreciate the significance of the material change without reference to other material. Management is in the best position to determine what facts are significant and must disclose those facts in a meaningful manner. See also item 7.

The description of the significant facts relating to the material change will therefore include some or all of the following: dates, parties, terms and conditions, description of any assets, liabilities or capital affected, purpose, financial or dollar values, reasons for the change, and a general comment on the probable impact on the reporting issuer or its subsidiaries. Specific financial forecasts would not normally be required to comply with this form.

The above list merely described examples of some of the facts which may be significant. The list is not intended to be inclusive or exhaustive of the information required in any particular situation.

For a full description of the material change, see Schedule "A".

Item 6. **Reliance on Section 85(2) of the Securities Act (B.C.), Section 75(3) of the Securities Act (Ontario) and equivalent sections of other jurisdictions**

If the report is being filed on a confidential basis, state the reasons for such reliance. For B.C., refer to section 85(3) of the Act concerning continuing obligations regarding reports filed under this subsection.

Not Applicable.

Item 7. **Omitted Information**

Not Applicable.

Item 8. **Senior Officer**

To facilitate any necessary follow-up by the Commission, give the name and business telephone number of a senior officer of the reporting issuer who is knowledgeable about the material change and the report or an officer through whom such senior officer may be contacted by the Commission.

Mark Bailey
President and Director
(604) 687-6263 (Phone)

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, B.C., this 31st day of May, 2002.

Minefinders Corporation Ltd.

Per:

"Paul C. MacNeill"
Paul C. MacNeill
Director and Corporate Secretary

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THIS REGULATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

Schedule "A"

MINEFINDERS CORPORATION LTD.

Listed on the TSE symbol MFL
Traded on NASD OTC BB symbol MNEFF

Suite 1810 • 710 West Georgia Street
Vancouver, B.C. V7Y 1C6
Tel: (604) 687-6263 Fax: (604) 687-6267
website:http://www.minefinders.com

NEWS RELEASE

May 31, 2002

Feasibility Drilling Commences at Dolores

Vancouver, B.C.– Minefinders Corporation Ltd. (the "Company") (TSE: MFL; NASD OTCBB: MNEFF), Mark H. Bailey, President and CEO reports that feasibility drilling has commenced at Minefinders' 100% owned Dolores property in Chihuahua, Mexico. One core rig and one reverse-circulation rig are currently on site and one additional core rig is in route to the property. Contracts for 15,000 meters of HQ core drilling with Major Drilling de Mexico, S.A. de C.V., and 5,000 meters of reverse-circulation drilling with Dateline Internacional, S.A. de C.V., have been signed.

Calculated resources within the Dolores deposit total 115.6 million tonnes containing 2.77 million ounces of gold and 161.0 million ounces of silver. Initial drilling will test for extension of high-grade shoots beneath the area of the main planned pit and will include necessary infill drill holes to bring the resource to final feasibility. Additional drilling will also be completed to identify and expand additional resources throughout the Dolores district.

El Malacate Update

Separately, geochemical results have been received from the first nine drill holes on the Company's 100% owned El Malacate Project located in Sonora, Mexico. This exploration program was funded by Placer Dome Exploration Inc. under the terms of a letter agreement between the two companies.

El Malacate was discovered by Minefinders during a grassroots stream sediment and regional rock chip sampling campaign in 1999. Seven separate areas of alteration and gold mineralization have been mapped, sampled, and more fully delineated since the initial discovery (visit the Company's website; www.minefinders.com for complete information on these prospects). Initial drilling was widely spaced and directed to test for the presence of a sufficiently large disseminated gold deposit to meet Placer Dome's corporate objectives. A total of nine drill holes were completed within portions of the Bordo Blanco and Ahumada mineralized zones and left a variety of additional targets untested. Gold mineralized intercepts from this initial drill program are shown on the accompanying table:

Location:	Drill hole #:	Angle:	Footage *:	Intercepts ppb Au:
Bordo Blanco West	BB 02-1	- 45	0 - 20 ft. 180 - 205 ft.	274 - 539 53 - 229
	BB-02-2	- 70	0 - 10 ft.	270 - 875
Bordo Blanco East	BB-02-3	- 46	25 - 85 ft. 170 - 270 ft.	25 - 244 20 - 1155
Ahumada North	EM-02-4	- 45	50 - 135 ft.	20 - 444
	EM-02-5	- 45	10 - 55 ft.	15 - 175
	EM-02-6	- 45	455 - 515 ft.	15 - 710
	EM-02-8	- 67	60 - 130 ft. 145 - 155 ft. 360 - 405 ft. 430 - 545 ft.	15 - 665 30 - 1685 15 - 520 20 - 760
	EM-02-9	-60	85 - 95 ft.	26 - 92
Ahumada South	EM-02-7	-47	145 - 170 ft. 360 - 385 ft.	25 - 145 10 - 195

* samples were taken in 5 foot intervals

In addition, most holes contained wide intervals of anomalous arsenic, antimony, and barium. Scattered mercury, molybdenum, lead, zinc, and tungsten anomalies were also encountered.

The results from the first phase drill program will be used to direct future drilling during Minefinders' continued exploration of the area. Placer Dome has elected to discontinue their funding of the program because initial results did not meet their corporate objectives.

The area covered by the option agreement is a 35 square kilometers block contained within Minefinders' 400 square kilometer Northern Sonora property area. All interests in the area under option will be returned to Minefinders and the business agreement absolved after a 30 day period.

Minefinders will continue drill testing of the El Malacate properties with emphasis upon understanding the wide-scale geochemical zonation evidenced by drill and surface data in conjunction with following up on the gold intercepts encountered to date. Smaller tonnage higher grade targets in addition to targets peripheral to mineralized zones encountered in the recent program will be tested. Testing of the El Manzanal and Cerro Palomino gold mineralized systems to the north and east of the current area of testing will also occur as access is gained.

Geochemical results from drilling to date were received from ALS-Chemex of Vancouver, BC and checks of certain intervals have been completed by Inspectorate Labs of Reno, Nevada. Analysis of selected splits from drill holes EM-02-5, 6, 7, 8, and 9, have not yet been received. Continued drilling by Dateline Internacional, S.A. de C.V., under contract to Minera Minefinders, S.A. de C.V., the wholly owned Mexican subsidiary of Minefinders Corporation is anticipated later in the season.

On Behalf of the Board of Directors
MINEFINDERS CORPORATION LTD.

"Mark H. Bailey"

Mark H. Bailey
President and Chief Executive Officer

Safe Harbor Statement under the United States Private Securities Litigation Act of 1995: Statements in this release that are forward-looking are subject to various risks and uncertainties concerning the specific factors identified above and in the corporation's periodic filings with the Ontario Securities Commission and the U. S. Securities Exchange Commission. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The corporation does not intend to update this information and disclaims any legal liability to the contrary.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Minefinders Corporation Ltd..
(Registrant)

Date July 9, 2002

By: ____________________
(Print) Name: Paul C. MacNeill
Title: Director

::ODMA\PCDOCS\CMLAW\916345\1